Exhibit 99.6

Notice to ASX/LSE

Rio Tinto share buy-back programme

1 August 2018

Rio Tinto plc and Rio Tinto Limited (together "Rio Tinto") today announced that Rio Tinto will commence a US$1.0 billion share buy-back programme of Rio Tinto plc’s ordinary shares of 10 pence each (the "New Programme"). This is in addition to the on-market buy-back programmes of Rio Tinto plc shares of US$1.925 billion1 announced on 21 September 2017 and of $1.0 billion announced on 7 February 2018 (together, the "Existing Programmes") of which US$1.75 billion (in aggregate) has been completed2 (the Existing Programmes together with the New Programme are the "Programmes").

The Existing Programmes are due to be completed by 31 December 2018. The New Programme is expected to be completed no later than 27 February 2019.

As part of the Existing Programmes, Rio Tinto plc had previously entered into non-discretionary irrevocable instructions with each of Deutsche Bank AG, London Branch and J.P. Morgan Securities plc, each acting as riskless principal in relation to the purchase of Rio Tinto plc’s ordinary shares and making trading decisions concerning the purchase of Rio Tinto plc’s ordinary shares independently of Rio Tinto plc, for an aggregate maximum consideration of up to US$1.175 billion for the period between 2 August 2018 and 31 December 20183.

Following the announcement of the New Programme, Rio Tinto plc has amended and/or entered into new non-discretionary irrevocable instructions with each of Deutsche Bank AG, London Branch and J.P. Morgan Securities plc, each acting as riskless principal in relation to the purchase of Rio Tinto plc’s ordinary shares and making trading decisions concerning the purchase of Rio Tinto plc’s ordinary shares independently of Rio Tinto plc, for an aggregate maximum consideration of up to US$2.175 billion for the period between 2 August 2018 and 27 February 2019.

Any purchases of Rio Tinto plc shares under the Programmes will be effected within certain pre-set parameters and in accordance with its general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 11 April 2018 (maximum of 133,746,522 ordinary shares). The purchases will also be effected in accordance with Chapter 12 of the UK Listing Authority Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.

The aggregate maximum consideration payable by Rio Tinto plc in respect of the repurchase of shares under the Programmes up to 27 February 2019 is US$3.925 billion.

The purpose of the Programmes is to reduce the share capital of Rio Tinto plc. Accordingly, all ordinary shares purchased pursuant to the Programmes will be cancelled.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares.

1 This represents the remaining portion of the US$2.5 billion share buy-back programme announced on 21 September 2017, returning the Coal & Allied sale proceeds to shareholders. Please refer to the announcement by Rio Tinto on 21 September 2017 for further information on this buy-back. It follows the successful completion of the A$750 million ($575 million at transacted rate) off-market buy-back of Rio Tinto Limited shares on 13 November 2017.

2 As at 31 July 2018.

3 This represents the remaining portion of the aggregate maximum consideration of up to US$2.625 billion under the Existing Programmes for the period between 20 February 2018 and 31 December 2018. Please refer to the announcement by Rio Tinto on 7 February 2018 for further information.

Contacts

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Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404